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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 000-52370

CHINA FORTUNE ACQUISITION CORP.
(Exact Name of Registrant as Specified in Charter)

Jinmao Tower, 88 Century Boulevard, Suite 4403, Pudong, Shanghai, People’s Republic of China	200121
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Upon consummation of China Fortune Acquisition Corp.’s initial public offering, the funds held in the trust account were deposited with the London office of Smith Barney, a division of Citigroup Global Markets Inc. Such funds have been continuously held by Smith Barney and are currently invested in U.S. treasury bills.

The information in this Report of Foreign Private Issuer is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Report of Foreign Private Issuer shall not be incorporated by reference into any registration statement pursuant to the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 25, 2008	CHINA FORTUNE ACQUISITION CORP.

	By:	/s/ Yufeng Zhang
Yufeng Zhang Chief Financial Officer, Secretary and Treasurer

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